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                             February 3, 2021

       Paul A. Rode
       Chief Financial Officer and Treasurer
       BellRing Brands, Inc.
       2503 S. Hanley Road
       St. Louis, Missouri 63144

                                                        Re: BellRing Brands,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 20,
2020
                                                            File No. 001-39093

       Dear Mr. Rode:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       Financial Statements
       Notes to Financial Statements, page 56

   1. Please enhance your disclosure in future filings to include a discussion of your internal structure, how you are
organized, and whether operating segments have been aggregated.
                                                        Refer to ASC
280-10-50-21.
       Exhibits 31
       Section 302 Certifications, page 81

   2.                                                   The certifications
filed as Exhibits 31.1, 31.2 and 31.3 do not include the introductory language in paragraph 4
and paragraph 4(b) referring to internal control over financial reporting as shown in
Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K to
include the correct certifications. In your amendment, you may include the cover page,
explanatory note, signature page, and paragraphs 1, 2, 4 and 5 of
 Paul A. Rode
BellRing Brands, Inc.
February 3, 2021
Page 2
         Section 302 certifications. Please ensure that the revised certifications refer to the Form
         10-K/A and are currently dated. Refer to Regulation S-K Compliance & Disclosure
         Interpretation 246.13.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Jeff Gordon at 202-551-3866 with any questions.



FirstName LastNamePaul A. Rode                                 Sincerely,
Comapany NameBellRing Brands, Inc.
                                                               Division of
Corporation Finance
February 3, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName